

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2012

Via E-mail
Eugene B. Settler
Chairman of the Board, President, Chief Executive Officer and Treasurer
Astika Holdings, Inc.
7000 W. Palmetto Park Road, Suite 409
Boca Raton, Florida 33433

**Re: Astika Holdings, Inc.
Registration Statement on Form S-1
Filed June 14, 2012
File No. 333-182113**

Dear Mr. Settler:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Tell us why your company should not be considered a “shell company.” We note that you have nominal operations and assets. If you are unable to conclude that you are not a shell, please revise the cover page to prominently indicate that you are a shell company, and discuss the resale limitations of Rule 144(i) in the filing.

2. Confirm through added disclosure, if true, that you do not believe that the company is a blank check company because the company has no plans or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person. Also disclose whether the company, the company’s officers and directors, any company promoters, or their affiliates intend for the company, once it is reporting, to be used as a vehicle for a private company to become a reporting company.

3.   Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Cover Page, page (i)

4.   We note that there is no minimum amount of convertible preferred stock that must be sold by the company. Please clearly disclose that you may receive no proceeds or very minimal proceeds from the offering and potential investors may end up holding shares in a company that:

   - Has not received enough proceeds from the offering to begin operations; and
   - Has no market for its shares.

5.   Please disclose the amount of proceeds that the company may receive if 25%, 50%, 75% and 100% of the shares being offered are sold.

6.   Please disclose the duration of the offering, including any extension periods.

7.   Please disclose on your prospectus cover page that you are an emerging growth company.

Prospectus Summary, page 2

8.   Revise your summary disclosure, including the summary of the offering, to reflect the potential sale of varying amounts of the total amount of convertible preferred stock being offered.

9.   Disclose the minimum amount of proceeds you need to have an operating business and to meet your reporting requirements. Discuss what will happen in the event that you do not raise that amount. Discuss with specificity what each level of funding will accomplish in advancing your operations and business plan. Provide a detailed discussion of these matters in your Management's Discussion and Analysis section.

10.   Disclose when and under what circumstances you obtained the rights to the four musical compositions.

Risk Factors, page 6

11.   Please revise to include a risk factor discussing the amount of discretion the company will have over the use of proceeds.

12. It appears that Mr. Settler is the only company executive with any significant experience in the music publishing industry. Discuss the risk to the company from its reliance on Mr. Settler.

13. Please revise your risk factor headings and disclosure to reflect your current operations and to make clear what are only proposed operations. For example:

- Under the risk factor on page 7 entitled "Due to the nature of our business, our results of operations and cash flows may fluctuate significantly from period to period," discuss your experience with fluctuations to date and the factors that contributed to the fluctuations; and

- Under the risk factor on page 7 entitled "A significant portion of our music publishing revenues is subject to rate regulation…,", clearly state that all of your revenues to date have been performance revenues and discuss the extent to which the revenues you have received have been subject to regulation.

We may not receive enough capital from this offering to enable us to continue operating our business, page 8

14. To provide context, please disclose the funding you will need to proceed with your business plan and the expected time frame for implementing your plan. Compare that amount with the range of proceeds you may receive from the offering.

Capitalization, page 14

15. Please disclose your basis for the assumption of the conversion of the Series A Convertible Preferred Stock in the Capitalization table on page 14 and the Dilution table on page 15. If there is not a firm commitment for the conversion, please revise your tables accordingly. We refer to your disclosure on page (i) indicating the Series A Convertible Preferred Stock may be converted at any time.

Management's Discussion and Analysis…, page 16

16. We see on page 17 you include a discussion for the three month period ended March 31, 2012 compared to the period January 13, 2011 (inception) through March 31, 2011. Please revise your filing to also include a discussion for the period January 13, 2011 (inception) through December 31, 2011.

Three months ended March 31, 2012…, page 17

17. Please delete the last sentence of the first paragraph, or revise it to state clearly the contingent nature of your expectations to add songs to your catalog.

18.   Please disclose your anticipated expenses of being a public reporting company with the SEC.

Business, page 20

19.   Discuss more fully the expected process of engaging composers and acquiring rights to musical compositions. Clarify the nature of the website you expect to employ. Discuss the different types of royalties and explain why you currently receive only performance royalties on your music catalog.

Directors, Executive Officers, Promoters and Control Persons, page 22

20.   Please disclose more specifically the type of business of each company that Mr. Settler has worked for. We note your disclosure in the Business section about the company's reliance on Mr. Settler and his experience and industry contacts in the music business. Furthermore, please clarify that Mr. Settler served as a director of The Singing Machine Company, Inc. until March 1997, a couple of weeks before that company filed for Chapter 11 bankruptcy.

21.   You disclose in Mr. Ratelle's biography that he was CEO, CFO, treasurer, secretary and a director of Tundra Resources, Inc., a public reporting company. Please disclose Tundra Resources' non-compliance with its reporting obligations during Mr. Ratelle's tenure.

22.   Please confirm through disclosure that each of your executive officers works full time for the company. If not, disclose the amount of time devoted by each officer.

Director Qualifications, page 23

23.   Please delete this section and instead, in the description of each director's business experience, disclose the experience and qualifications that led the company to conclude that the individual should serve on the board.

Plan of Distribution, page 35

How to Invest, page 35

24.   Please clarify that no sales may be made before effectiveness of the registration statement.

Notes to Consolidated Financial Statements, page F-7

Note 6 – Intangible Assets, page F-11

25.   Please tell us how you obtained the rights to the four musical compositions included in the 1981 Hollywood movie, *Raiders of the Lost Ark* included in intangible assets. In that regard, tell us whether you obtained the rights from a third party or whether one of the officers or shareholders of the company previously owned the rights. Also tell us how the acquisition was financed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Leigh Ann Schultz, Staff Accountant, at (202) 551-3628 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director